Exhibit 99.1

SEALSQ Corp Reports Preliminary H1 2026 Results; Revenue up 120%, FY 2026 Guidance Reaffirmed

Preliminary H1 2026 revenue of approximately $11 million, increased 120% vs. H1 2025, underscoring strong operating momentum.

Supported by approximately $495 million in cash and short-term investments, and an active pipeline exceeding $225 million through 2029, the Company reiterates its expectations of 50%–100% revenue growth in FY 2026.

Geneva, Switzerland, July 6, 2026 -- SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or “Company”), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today announced its preliminary unaudited financial results for the six-month period ended June 30, 2026 (“H1 2026”). The Company also provided an update on key strategic initiatives and reaffirmed its full-year 2026 revenue guidance. All figures are preliminary and unaudited.

H1 2026 preliminary financial highlights

●	Preliminary unaudited H1 2026 revenue is approximately $11 million, compared to revenue of $5 million in H1 2025, representing approximately 120% year-over-year growth.

●	Q2 2026 preliminary revenue of approximately $7 million reflects a sequential acceleration from the $4 million revenue recorded in Q1 2026.

●	As of June 30, 2026, cash and short-term investments stand at approximately $495 million, providing substantial liquidity to fund organic growth and strategic investments.

●	The Company’s active business pipeline of more than $225 million in potential revenue opportunities through 2029, includes more than $60 million directly tied to QS7001 and QVault TPM post-quantum products. These figures reflect management estimates and are subject to risks such as conversion risks, customer validation, and technical integration.

●	The Company continued to advance its strategic partnerships with the completion of its participation in Quobly’s Series A financing as well as two further investments in EeroQ, thereby strengthening the SEALQuantum initiative.

●	The SEALQuantum Fund, which is an internal strategic initiative through which SEALSQ allocates its own capital to accelerate development of its post-quantum and quantum technology capabilities, has a target allocation of $200 million, underpinning SEALSQ’s long-term Root-to-Qubit strategy with the goal of accelerating the development of a fully integrated Quantum Vertical Sovereign Stack.

The 120% year-over-year revenue increase in H1 2026 was driven primarily by the strong growth in the demand for our Vault-IC secure element product family. In addition, H1 2026 included six months of consolidated revenues from IC’ALPS SAS, which was acquired in August 2025. Additional contributions came from continued growth in PKI subscription contracts as customers expand digital identity and certificate deployments, and initial revenues from the Quantix Edge Security semiconductor design center in Murcia, Spain.

Revenue mix and business drivers

While SEALSQ plans to provide more detailed segment disclosures with its full H1 2026 report, preliminary trends indicate solid performance across several areas:

●	Secure elements (Vault-IC) continued to benefit from connected-device demand, particularly in industrial and IoT use cases where hardware roots-of-trust are increasingly mandated by customers and regulators.

●	PKI and trust services showed recurring revenue growth, reflecting higher volumes of digital identity issuance, certificate renewals and subscription contracts, supported by evolving cyber and data-protection regulations.

●	The consolidation of IC’ALPS revenue contributed meaningfully to H1 2026 performance, validating the acquisition strategy and providing SEALSQ with enhanced ASIC design and manufacturing capabilities.

●	Early revenue from Quantix Edge Security demonstrates traction for sovereign semiconductor initiatives and positions SEALSQ to participate in regional programs focused on secure, domestically controlled chip design and personalization.

FY 2026 guidance and growth outlook

SEALSQ’s outlook statements are based on current expectations. The following statements are forward-looking and actual results could differ materially depending on market conditions and the factors set forth under “Forward Looking Statements” below.

SEALSQ reaffirmed its previously communicated FY 2026 revenue guidance, with revenue expected to grow between 50% and 100% year-over-year relative to audited FY 2025 revenue of $18.3 million.

The Company’s FY 2026 guidance is supported by several identifiable revenue drivers:

●	Increasing PKI recurring revenues as customers respond to escalating cyber threats and the enforcement of regulatory frameworks such as the EU Cyber Resilience Act, enhancing overall revenue visibility.

●	Full-year consolidation of IC’ALPS SAS revenues, compared to five months of contribution in FY 2025, together with an expanding ASIC design contract pipeline expected to support continued top-line growth.

●	Initial revenues from the QS7001 and QVault TPM post-quantum platforms are expected to commence towards the end of H2 2026 following the completion of technical validation and early customer integration cycles.

●	Expected continued expansion of Vault-IC secure element sales into connected devices, industrial systems and edge-computing applications.

●	Anticipated revenue contributions from Quantix Edge Security, a €40 million joint venture with the Spanish government to establish a Post-Quantum sovereign semiconductor personalization center in Murcia, Spain, as the project ramps-up through H2 2026.

●	Expected execution of a custom post-quantum ASIC design contract in H2 2026, which is expected to generate an additional revenue stream beginning in H2 2026.

●	Growing commercial traction from more than fifteen prospective customers and partners actively evaluating QS7001 and its SDK, supported by partnerships with Lattice Semiconductor in the U.S. market.

Carlos Moreira, CEO of SEALSQ noted, “The first half of 2026 was an important inflection point for SEALSQ. We delivered approximately 120% year-over-year revenue growth, completed the acquisition of Miraex SA to add quantum photonics interconnect capabilities, increased our ownership in Wecan Group to a majority position, and participated as a lead investor in Quobly’s €115 million Series A round alongside STMicroelectronics. Together, these steps strengthen our position as a vertically integrated, sovereign-focused post-quantum security and quantum technology company, from silicon-level roots-of-trust through to quantum compute and orbital delivery. With QS7001 advancing through its final certification milestones, and a growing commercial pipeline, we believe we have the capital, technology and ecosystem required to lead in the post-quantum era.”

John O’Hara, CFO of SEALSQ added, “The first half of 2026 demonstrates continued progress in our financial fundamentals. Preliminary H1 2026 revenue of approximately $11 million, more than double the $5 million revenue in H1 2025, reflects a healthy step-up from roughly $4 million revenue in Q1 to about $7 million revenue in Q2 as IC’ALPS, Vault-IC secure elements, PKI services and the Quantix Edge Security project all contributed. Our cash and short-term investments of approximately $495 million as of June 30, 2026, which were boosted by the $125.0 million Registered Direct Offering completed in March 2026, provides significant capacity to fund growth and execute on our priorities without compromising financial discipline. With an active pipeline of more than $225 million through 2029, including over $60 million tied to QS7001 and QVault TPM, and a reaffirmed FY 2026 revenue guidance range of $27 million to $36 million, we believe we have both the resources and visibility needed to support our commercial ramp and deliver on our financial objectives.”

Post-quantum product and certification progress

SEALSQ’s post-quantum semiconductor portfolio is anchored by two primary products:

●	QS7001 Post-Quantum Secure Element, designed to embed NIST-standardized algorithms and hybrid cryptographic capabilities at the silicon level.

●	QVault Trusted Platform Module (TPM), designed to provide a post-quantum-capable hardware root-of-trust for systems adopting hybrid and crypto-agile architectures.

In H1 2026, SEALSQ achieved key milestones that support commercialization:

●	QS7001 obtained NIST SP 800-90B Entropy Source Validation (ESV Certificate #E333), which is a mandatory prerequisite for achieving FIPS 140-3 Level 3 and CC EAL5+ certifications.

●	In March 2026, QS7001 successfully completed Common Criteria fault-injection and side-channel resistance tests. The Company expects to receive CC EAL5+ Evaluation Technical Report (ETR) from the Information Technology Security Evaluation Facility (ITSEF) lab in H2 2026.

●	QVault TPM customer sampling progressed, and SEALSQ expects initial commercial revenues from this product by the end of H2 2026.

●	QS7001 evaluation kits, available since November 2025, continue to be deployed into enterprise customer environments, supporting a 12–18 month sales and integration cycle that is expected to underpin late-2026 and 2027 production revenues.

These certifications and evaluations are critical for customers operating under stringent regulatory regimes, and they position SEALSQ’s products to serve markets where independent validation and certification are a prerequisite for procurement.

Jean-Pierre Enguent, CTO of SEALSQ, added, “The convergence of AI and post-quantum technologies is driving one of the most significant shifts in semiconductor security architecture since the introduction of the TPM standard. Our QS7001 post-quantum secure element, which has achieved NIST SP 800-90B Entropy Source Validation and passed all key Common Criteria fault-injection and side-channel tests, is designed to be one of the most comprehensively certified post-quantum silicon platforms available. This gives customers a high level of assurance at a time when regulators are beginning to mandate the transition to post-quantum cryptography under CNSA 2.0, NIST FIPS standards and the EU Cyber Resilience Act.”

Regulatory and market backdrop

Global regulators and standards bodies are moving forward with post-quantum cryptography adoption, creating a supportive backdrop for SEALSQ’s offerings:

●	NIST has finalized initial post-quantum standards and is progressing with CNSA 2.0, which guides U.S. federal agencies in transitioning to quantum-resistant algorithms.

●	The European Commission and national agencies are establishing deadlines for migration to post-quantum cryptography across critical infrastructure, with some regulators requiring crypto-agile architectures in newly deployed systems.

●	ANSSI, the French national cybersecurity agency, has indicated that it will cease certifying non–quantum-resistant security products within a defined timeframe, further accelerating the need for compliant, post-quantum-ready solutions.

●	The EU Cyber Resilience Act and related digital regulations are reinforcing hardware-based security requirements, particularly for connected and industrial devices.

SEALSQ’s focus on hardware roots-of-trust, European presence and alignment with these frameworks is intended to support customer adoption and long-term demand.

SEALQuantum Fund

The SEALQuantum Fund, which is an internal strategic initiative through which SEALSQ allocates its own capital to accelerate development of its post-quantum and quantum technology capabilities, has a target allocation of $200 million, underpinning SEALSQ’s long-term Root-to-Qubit strategy with the goal of accelerating the development of a fully integrated Quantum Vertical Sovereign Stack. The initiative focuses on three domains:

●	Quantum hardware and interconnects, including investments in silicon spin-qubit processors, electrons-on-helium qubits and photonics-based quantum interconnects.

●	Semiconductor design and vertical integration, anchored by IC’ALPS and complemented by initiatives in design, IP and manufacturing partnerships.

●	Digital infrastructure, space and AI compliance, including orbital platforms and AI-driven regulatory technology integrating post-quantum security.

To date, over $60 million has been allocated into strategic transactions, including IC’ALPS, Miraex, Quobly, Quantix Edge Security, ColibriTD, EeroQ, WISeSat, Quantix Edge Security and Wecan Group.

During H1 2026, SEALSQ advanced a series of strategic, operational and product initiatives intended to strengthen its position in post-quantum semiconductors, trusted infrastructure and sovereign quantum technologies. These transactions provide SEALSQ with strategic collaboration opportunities and operational capabilities across multiple layers of the emerging quantum ecosystem.

●	Completed the acquisition of Miraex SA, adding photonics-based quantum interconnect capabilities and strengthening the Company’s “Root-to-Qubit” architecture.

●	Increased its ownership in Wecan Group to a majority position, supporting the integration of SEALSQ’s post-quantum cryptography and hardware root-of-trust into AI-driven compliance tools serving more than 100 financial institutions.

●	Participated as a lead investor in Quobly’s €115 million Series A financing round, expanding collaboration in silicon spin-qubit processors and securing governance rights aligned with SEALSQ’s long-term strategy.

●	Expanded its commitment to EeroQ through additional investment and a lead role in an upcoming financing round, reinforcing SEALSQ’s exposure to electrons-on-helium qubit technology as part of a diversified quantum portfolio.

●	Advanced commercialization of its post-quantum semiconductor portfolio, including QS7001 achieving NIST SP 800-90B Entropy Source Validation and passing key Common Criteria fault-injection and side-channel resistance tests.

●	Progressed customer evaluations of QS7001 and QVault TPM, with more than fifteen prospective customers and partners actively evaluating the platform and initial production revenues expected in H2 2026.

●	Established U.S. market partnerships with Lattice Semiconductor, including a proof-of-concept TPM-FPGA solution demonstrated at Embedded World 2026.

●	Supported the buildout of Quantix Edge Security in Murcia, Spain, a €40 million sovereign semiconductor initiative expected to contribute revenue in H2 2026.

Collectively, these actions are intended to position SEALSQ as a vertically integrated participant in both post-quantum security and quantum computing markets.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Forward-looking statements in this communication include, but are not limited to, statements relating to: our FY 2026 revenue guidance of 50%–100% year-over-year growth; the expected timing and commencement of revenues from QS7001 and QVault TPM products; expectations regarding our business pipeline through 2029; planned deployment of the SEALQuantum Fund; anticipated progress on post-quantum product certifications, including FIPS 140-3 Level 3 and CC EAL5+ certifications; expected revenue contributions from Quantix Edge Security, IC’ALPS and our other strategic investments; and expectations regarding customer evaluation and integration cycles. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risks related to the finalization of the financial results for the half-year ended June 30, 2026, the amount of revenue from the commercialization of the QS7001 post-quantum product range, SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; the timing and success of product certifications; market acceptance of our post-quantum semiconductor products; customer procurement and integration timelines; our ability to convert pipeline opportunities into contracted revenue; market demand and semiconductor industry conditions; the pace of regulatory adoption of post-quantum cryptography standards; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC. As a result, the preliminary financial results contained in this press release may materially differ from the actual results that will be reflected in the unaudited condensed consolidated financial statements as of June 30, 2026 when they are completed and publicly disclosed.

Statements regarding our business pipeline are based on management’s current estimates of potential revenue opportunities and do not represent backlog or contracted revenue. Pipeline conversion is subject to numerous factors including customer validation, technical integration requirements, certification timelines, and market conditions. There can be no assurance that pipeline opportunities will convert to actual sales or that such conversion will occur within anticipated timeframes.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 Lena.cati@theequitygroup.com

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